Van Kampen Strategic Select Municipal Trust (VKS)


Item 77.C.     Matters Submitted to a Vote of Security Holders

      At a Special Meeting of Shareholders held on September 23, 2005, the shareholders of Van Kampen Strategic Sector Municipal Trust (the "Target Fund") approved an Agreement and Plan of Reorganization, dated February 3, 2005, between the Target Fund and Van Kampen Select Sector Municipal Trust (the "Acquiring Fund"), the termination of the registration of the Target Fund under the Investment Company Act of 1940, as amended, and the dissolution of the Target Fund under applicable state law.


Common shares:

For:           5,434,927.063
Against:       296,232.958
Abstain:       280,530.238

Preferred shares:

For:           2,684
Against:       286
Abstain:       222